UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2021 RESULTS[1],[2]

Santiago, Chile, August 4, 2021 – CCU announced today its consolidated financial and operating results for the second quarter 2021, which ended June 30, 2021.

•	Consolidated Volumes increased 30.5%. Volume variation per Operating segment was as follows:
o	Chile 40.2%
o	International Business 13.7%
o	Wine 7.4%
•	Net sales were up 47.6%
•	EBITDA reached CLP 61,576 million, a 213.3% increase. EBITDA variation per Operating segment was as follows:
o	Chile 136.1%
o	International Business 81.2%
o	Wine 4.1%
•	Net income reached a gain of CLP 18,968 million, versus a loss of CLP 3,257 million last year
•	Earnings per share reached of CLP 51.3 per share

Key figures	2Q21	2Q20	Total Change %		YTD21	YTD20	Total Change %
(In ThHL or CLP million unless stated otherwise)			21/20	21/19			21/20	21/19
Volumes	6,759	5,181	30.5	14.8	15,801	13,811	14.4	12.9
Net sales	469,995	318,376	47.6	24.5	1,039,634	829,609	25.3	21.7
Gross profit	220,428	134,567	63.8	24.0	509,796	388,361	31.3	20.5
EBIT	34,670	(7,457)	564.9	40.2	134,419	54,981	144.5	33.6
EBITDA	61,576	19,654	213.3	18.7	188,123	110,384	70.4	23.5
Net income	18,968	(3,257)	682.4	5.1	83,352	28,978	187.6	25.2
Earnings per share (CLP)	51.3	(8.8)	682.4	5.1	225.6	78.4	187.6	25.2

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 2Q21 compared to 2Q20, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

In the second quarter of 2021, CCU continued with a positive momentum, by posting a strong improvement in volumes and financial results, not only versus last year, but also versus pre-pandemic figures (2019). The latter has been the result of: (i) our capability to adapt and operate in a challenging scenario within the Covid-19 pandemic through the execution of a regional plan with three priorities: the safety of our people, operation continuity, and financial health, and (ii) the successful implementation of a strategy with focus in maintain/gain business scale and market share, along with a gradual recovery in profitability, as we have shown since the 4Q20.

Regarding our consolidated performance, revenues jumped 47.6% during the quarter, boosted by a 30.5% growth in volumes (14.8% versus 2Q19) and 13.2% higher average prices in CLP. The sharp volume expansion was explained by a recovery in consumption, a solid sales execution and the strength of our portfolio of brands. In terms of financial results, EBITDA reached CLP 61,576 million, an expansion of 213.3% (18.7% versus 2Q19), and EBITDA margin improved 693 bps, from 6.2% to 13.1%. The better financial result was mainly driven by: (i) the increase in consolidated volumes, as mentioned above, (ii) efficiency gains from the ExCCelencia CCU program, with MSD&A expenses as a percentage of Net sales decreasing from 45.8% to 39.6%, (iii) a 463 bps expansion in Gross margin mainly due to positive mix effects and the implementation of revenue management initiatives, and (iv) positive net external effects from the 13.1%[3] appreciation of the CLP against the USD, affecting favorably our USD-denominated costs, partially compensated by wine export revenues in foreign currencies, and a higher cost in raw materials, in line with the sharp rally of the commodities during the year. In all, Net income totalized a gain of CLP 18,968 million versus a loss of CLP 3,257 million last year.

In the Chile Operating segment, our top line expanded 54.3%, due to 40.2% growth in volumes (21.3% versus 2Q19), driven by all main categories, and 10.1% higher average prices. The higher average prices, were associated with both positive mix effects, mainly based on a strong performance of premium brands in beer, and revenue management initiatives. Gross profit grew 65.7%, and Gross margin rose 343 bps, from 46.1% to 49.5%, mainly as a result of the revenues expansion, mentioned above, efficiencies in manufacturing and a positive net external effect from the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs; this was partially offset by higher cost in raw materials. MSD&A expenses grew 32.3% consistent with the higher volume and marketing activities in line with pre-pandemic levels, although as percentage of Net sales MSD&A improved 603 bps, due to cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached CLP 57,935 million, a 136.1% increase (25.9% versus 2Q19), and EBITDA margin improved 635 bps, from 12.0% to 18.3%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, posted a 58.2% rise in revenues, due to an increase of 39.1% in average prices in CLP and 13.7% higher volumes (flat versus 2Q19). Volume growth was mostly driven by Argentina, although all the other countries posted positive growth. The better average prices in CLP, were explained by revenue management initiatives and positive mix effects in the portfolio, which more than offset negative currency translation effects. In addition, our efforts in pricing allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD and higher cost in raw materials, posting a Gross profit expansion of 114,4% and an improvement of 1,163 bps in Gross margin, from 32.7% to 44.3%. MSD&A expenses as a percentage of Net sales improved by 1,461 bps due to efficiencies from the ExCCelencia CCU program. Altogether, EBITDA reached a loss of
CLP 2,223 million, versus a loss of CLP 11,831 million last year (a gain of CLP 617 million in 2Q19).

The Wine Operating segment reported an 11.0% rise in revenue, due to a 7.4% expansion in volumes (14.3% versus 2Q19), and a 3.4% growth in average prices. Volumes were driven by the domestic markets and exports, both posting mid-single-digit growth, with market share gains in the domestic markets of Chile and Argentina. The higher prices in CLP were mainly a consequence of a better mix, which more than offset the appreciation of the CLP against the USD and its negative impact on export revenues. Gross profit was up 6.5% and Gross margin decreased 161 bps, in line with a higher cost of wine, due to the harvest level of 2020. MSD&A expenses as a percentage of Net sales improved by 123 bps, thanks to efficiencies driven by the ExCCelencia CCU program. In all, EBITDA reached CLP 10,809 million, a 4.1% increase (39.1% versus 2Q19), while EBITDA margin decreased from 17.8% to 16.7%.

In Colombia, where we have a joint venture with Postobón, we finished a positive first half of the year, with a volume expansion over 40%, gains in market share, and an improvement in our financial results. Specifically, during the quarter we expanded volumes over 50%, with growth in all main brands and categories, standing out the performance in premium beer.

During the 2Q21, in a still challenging scenario due to the pandemic, CCU delivered a solid performance in volumes and financial results, improving versus both last year and pre-pandemic figures (2019). Looking ahead, we will continue investing in the key aspects of the business, in order to keep executing the strategy that we have been carrying out which is, continuing building strong brands and portfolios, and putting our efforts in maintain/gain business scale and market share, while recovering profitability, the latter through revenue management initiatives and efficiencies, particularly in an inflationary scenario.

[3] The CLP currency variation against the USD considers 2021 average of period (aop) compared to 2020 aop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – SECOND QUARTER (Exhibit 1 & 3)
•	Net sales were up 47.6%, explained by 30.5% increase in consolidated volumes and 13.2% higher average prices in CLP. The expansion in volumes was driven by a 40.2% jump in the Chile Operating segment, 13.7% increase in the International Business Operating segment, and 7.4% rise in the Wine Operating segment, and it was a result of a recovery in consumption, a solid commercial execution and the strength of our portfolio of brands. The higher average prices in CLP were explained by: (i) a 10.1% growth in the Chile Operating segment, due to positive mix effect, mainly based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) an expansion of 39.1% in the International Business Operating segment, explained by revenue management initiatives and positive mix effects in the portfolio, which more than offset negative currency translation effects, and (iii) a 3.4% increase in the Wine Operating segment, mainly as a consequence of a better mix in the portfolio, which more than offset the appreciation of the CLP against the USD and its negative impact on export revenues.
•	Cost of sales was up 35.8%, explained by 30.5% higher volumes and a 4.1% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 3.1% growth in Cost of sales per hectoliter, driven by mix effects and higher costs in raw materials, mainly aluminum, PET and sugar, partially compensated by the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter expanded 15.0% in CLP, mostly explained by higher USD-linked costs, largely due to the 35.9%[4] devaluation of the ARS against the USD, and a higher cost in raw materials, mainly aluminum. In the Wine Operating segment, the Cost of sales per hectoliter grew 6.1%, mostly reflecting a higher cost of wine.
•	Gross profit reached CLP 220,428 million, a 63.8% expansion. Gross margin grew 463 bps, from 42.3% to 46.9%, as a consequence of the effects described above.
•	MSD&A expenses were up 27.7%, consistent with a higher volume and marketing activities in line with pre-pandemic levels. Although, as percentage of Net sales MSD&A improved 619 bps, due to cost control initiatives through the ExCCelencia CCU program in all our Operating segments. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 32.3%, and as a percentage of Net sales decreased 603 bps. In the International Business Operating segment MSD&A expenses in CLP were up 24.7%, and as a percentage of Net sales decreased 1,461 bps. In the Wine Operating segment, MSD&A expenses grew 5.9%, and as a percentage of Net sales improved 123 bps.
•	EBIT reached CLP 34,670 million, versus a loss of CLP 7,457 million in 2020, mainly due to the expansion in volumes, a higher Gross margin and efficiencies from the ExCCelencia CCU program.
•	EBITDA was up 213.3%, driven by all our Operating segments, as follows: a 136.1% rise in the Chile Operating segment, an 81.2% improvement in the International Business Operating segment, and a 4.1% expansion in the Wine Operating segment. In addition, EBITDA margin grew 693 bps, from 6.2% to 13.1%.
•	Non-operating result totalized a loss of CLP 4,140 million, which compares with a negative result of CLP 240 million last year. This higher loss was fully explained by a lower result of CLP 11,624 million in Foreign currency exchange differences. This was partially compensated by: (i) a better result in other gains/(losses) by CLP 3,678 million, mostly explained by forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, (ii) a lower loss of CLP 3,201 million in Net financial expenses, mainly due to a higher Cash and cash equivalents, and (iii) a better result in Equity and income of JVs and associated by CLP 729 million, due to a better financial result in Colombia and Austral.
•	Income taxes reached CLP 7,973 million, versus a positive figure of CLP 4,058 million last year. The higher taxes, were largely explained by a higher taxable income.
•	Net income reached a gain of CLP 18,968 million, versus a loss of CLP 3,257 million, explained by the reasons described above.

[4] The ARS currency variation against the USD considers 2021 end of period (eop) compared to 2020 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST HALF (Exhibit 2 & 4)
•	Net sales were up 25.3%, explained by 14.4% increase in consolidated volumes and 9.5% higher average prices in CLP. The expansion in volumes was driven by a 17.2% growth in the Chile Operating segment, 8.4% increase in the International Business Operating segment, and 11.5% rise in the Wine Operating segment, and it was a result of a recovery in consumption, a solid commercial execution and the strength of our portfolio of brands. The higher average prices in CLP were explained by: (i) a 10.8% growth in the Chile Operating segment, due to positive mix effect, mainly based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) an expansion of 9.9% in the International Business Operating segment, explained by revenue management initiatives and positive mix effects in the portfolio, which more than offset negative currency translation effects, and (iii) a 0.8% increase in the Wine Operating segment, mainly as a consequence of a better mix in the portfolio, which more than offset the appreciation of the CLP against the USD and its negative impact on export revenues.
•	Cost of sales was up 20.1%, explained by 14.4% higher volumes and a 5.0% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 7.8% growth in Cost of sales per hectoliter, driven by mix effects and higher costs in raw materials, mainly aluminum, PET and sugar, partially compensated by the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter decreased 1.6% in CLP, associated with currency translation effects in Argentina, as in local currency Cost of sales per hectoliter was up, mostly explained by higher USD-linked costs, largely due to the 35.9%[4] devaluation of the ARS against the USD, and a higher cost in raw materials, mainly aluminum. In the Wine Operating segment, the Cost of sales per hectoliter grew 5.3%, mostly reflecting a higher cost of wine.
•	Gross profit reached CLP 509,796 million, a 31.3% expansion. Gross margin grew 222 bps, from 46.8% to 49.0%, as a consequence of the effects described above.
•	MSD&A expenses were up 11.3%, explained by a higher volume and marketing activities in line with pre-pandemic levels. Although, as percentage of Net sales MSD&A improved 458 bps, due to cost control initiatives through the ExCCelencia CCU program in all our Operating segments. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 13.0%, and as a percentage of Net sales decreased 497 bps. In the International Business Operating segment MSD&A expenses in CLP were up 7.8%, and as a percentage of Net sales decreased 508 bps. In the Wine Operating segment, MSD&A expenses grew 3.6%, and as a percentage of Net sales improved 223 bps.
•	EBIT reached CLP 134,419 million, an expansion of 144.5%, mainly due to the rise in volumes, a higher Gross margin and efficiencies from the ExCCelencia CCU program.
•	EBITDA reached CLP 188,123 million, a 70.4% increase, driven by all our Operating segments, as follows: a 64.5% rise in the Chile Operating segment, an 856.6% improvement in the International Business Operating segment, and a 4.8% expansion in the Wine Operating segment. In addition, EBITDA margin grew 479 bps, from 13.3% to 18.1%.
•	Non-operating result totalized a loss of CLP 10,912 million versus a negative result of CLP 6,424 million last year. The higher loss was explained by: (i) a lower result of CLP 9,122 million in Foreign currency exchange differences, and (ii) a higher loss in other gains/(losses) by CLP 4,751 million, mostly explained by forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets. These effects were partially compensated by: (i) a better result in Net financial expenses by CLP 4,043 million, due to higher Cash and cash equivalents, (ii) a lower loss in Equity and income of JVs and associated by CLP 2,958 million, due to a better financial result in Colombia and Austral, and (iii) a better result of CLP 2,383 million in Results as per adjustment units, mainly explained by Argentina.
•	Income taxes reached CLP 31,505 million, a 93.5% increase, mostly explained by a higher taxable income.
•	Net income reached a gain of CLP 83,352 million, a 187.6% increase, explained by the reasons described above.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS SECOND QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line expanded 54.3%, due to 40.2% growth in volumes (21.3% versus 2Q19), driven by all main categories, and 10.1% higher average prices. The higher average prices, were associated with both positive mix effects, mainly based on a strong performance of premium brands in beer, and revenue management initiatives. Gross profit grew 65.7%, and Gross margin rose 343 bps, from 46.1% to 49.5%, mainly as a result of the revenues expansion, mentioned above, efficiencies in manufacturing and a positive net external effect from the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs. This was partially offset by higher cost in raw materials. MSD&A expenses grew 32.3% in line with the higher volume and marketing activities in line with pre-pandemic levels, although as percentage of Net sales MSD&A improved 603 bps, due to cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached CLP 57,935 million, a 136.1% increase (25.9% versus 2Q19), and EBITDA margin improved 635 bps, from 12.0% to 18.3%.

In terms of brands, in the beer category we launched Royal Guard Dark Malt, continuing expanding our variety in this brand and our premium beer portfolio. In addition, we incorporated Cristal La Roja, a red lager inspired in the colors of our national football team. In the non-alcoholic category, during the quarter we introduced Watt’s Mango 0%, a no sugar added nectar which will continue expanding our portfolio in the no sugar category.

Regarding sustainability initiatives, through our beer brand Cristal we launch the campaign “poner el hombro” to encourage vaccination, by giving ten thousand tickets to see our national football team and ten thousand packs of Cristal La Roja. Additionally, as we have done since the beginning of the pandemic, we continued donating Alcohol Gel CCU and face shields to different institutions. In addition, CCU was distinguished with the first place in the beverage sector as one of the most responsible companies and with the best corporate governance in Chile in 2020, in the ranking elaborated by the Spanish firm Monitor Empresarial de Reputación Corporativa, MERCO. Finally, we were selected once again, since 2016, as members of the FTSE4Good Index Series for our performance and initiatives in Sustainability.

INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, posted a 58.2% rise in revenues, due to an increase of 39.1% in average prices in CLP and 13.7% higher volumes (flat versus 2Q19). Volume growth was mostly driven by Argentina, although all the other countries posted positive growth. The better average prices in CLP, were explained by revenue management initiatives and positive mix effects in the portfolio, which more than offset negative currency translation effects. In addition, our efforts in pricing allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD and higher cost in raw materials, posting a Gross profit expansion of 114,4% and an improvement of 1,163 bps in Gross margin, from 32.7% to 44.3%. MSD&A expenses as a percentage of Net sales improved by 1,461 bps due to efficiencies from the ExCCelencia CCU program. Altogether, EBITDA reached a loss of CLP 2,223 million, versus a loss of CLP 11,831 million last year (a gain of CLP 617 million in 2Q19).

In terms of brands, in Argentina we launched the beer Salta Fe Pilsen, in Uruguay we introduced the beer Imperial in a 710 cc can, increasing the consumer occasions of beer in this country, and in Paraguay we presented a new individual format for Pulp. In marketing activities, in Argentina the cider brand 1888 became a tennis sponsor, while in Uruguay our brand Nativa committed its support to enhance the participation of women in football.

WINE OPERATING SEGMENT

The Wine Operating segment reported an 11.0% rise in revenue, due to a 7.4% expansion (14.3% versus 2Q19) in volumes, and a 3.4% growth in average prices. Volumes were driven by the domestic markets and exports, both posting mid-single-digit growth, with market share gains in the domestic markets of Chile and Argentina. The higher prices in CLP were mainly a consequence of a better mix, which more than offset the appreciation of the CLP against the USD and its negative impact on export revenues. Gross profit was up 6.5% and Gross margin decreased 161 bps, in line with a higher cost of wine, due to the harvest level of 2020. MSD&A expenses as a percentage of Net sales improved by 123 bps, thanks to efficiencies driven by the ExCCelencia CCU program. In all, EBITDA reached CLP 10,809 million, a 4.1% increase (39.1% versus 2Q19), while EBITDA margin decreased from 17.8% to 16.7%.

In terms of brands, we launched Gato Selección Dulce, elaborated with a combination of red grapes with only 9° of alcohol. In addition, in the selected collection segment, our brand 1865 incorporated Old vine, a wine elaborated with vines with over 70 years old.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Second Quarter 2021)
Second Quarter	2021	2020	Total Change %
	(CLP million)		21/20	21/19
Net sales	469,995	318,376	47.6	24.5
Cost of sales	(249,567)	(183,809)	35.8	25.0
% of Net sales	53.1	57.7	(463) bps	20 bps
Gross profit	220,428	134,567	63.8	24.0
% of Net sales	46.9	42.3	463 bps	(20) bps
MSD&A	(185,974)	(145,673)	27.7	17.5
% of Net sales	39.6	45.8	(619) bps	(236) bps
Other operating income/(expenses)	216	3,649	(94.1)	(95.8)
EBIT	34,670	(7,457)	564.9	40.2
EBIT margin %	7.4	(2.3)	972 bps	82 bps
Net financial expenses	(3,477)	(6,678)	(47.9)	176.4
Equity and income of JVs and associated	(1,752)	(2,482)	(29.4)	(74.0)
Foreign currency exchange differences	(1,379)	10,245	(113.5)	(250.6)
Results as per adjustment units	730	613	19.0	119.9
Other gains/(losses)	1,739	(1,939)	189.7	(50.2)
Non-operating result	(4,140)	(240)	1,621.4	(43.1)
Income/(loss) before taxes	30,530	(7,698)	496.6	74.9
Income taxes	(7,973)	4,058	(296.5)	(320.1)
Net income for the period	22,556	(3,639)	719.8	7.0

Net income attributable to:
The equity holders of the parent	18,968	(3,257)	682.4	5.1
Non-controlling interest	(3,589)	383	(1,038.0)	18.0

EBITDA	61,576	19,654	213.3	18.7
EBITDA margin %	13.1	6.2	693 bps	(65) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	51.3	(8.8)	682.4	5.1
Earnings per ADR (CLP)	102.7	(17.6)	682.4	5.1

Depreciation	26,906	27,111	0.8	0.9
Capital Expenditures	40,750	29,520	38.0	14.4

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Six months ended on June 30, 2021)
YTD as of June	2021	2020	Total Change %
	(CLP million)		21/20	21/19
Net sales	1,039,634	829,609	25.3	21.7
Cost of sales	(529,838)	(441,248)	20.1	22.9
% of Net sales	51.0	53.2	(222) bps	51 bps
Gross profit	509,796	388,361	31.3	20.5
% of Net sales	49.0	46.8	222 bps	(51) bps
MSD&A	(379,938)	(341,214)	11.3	14.2
% of Net sales	36.5	41.1	(458) bps	(240) bps
Other operating income/(expenses)	4,560	7,835	(41.8)	(54.7)
EBIT	134,419	54,981	144.5	33.6
EBIT margin %	12.9	6.6	630 bps	115 bps
Net financial expenses	(7,292)	(11,336)	(35.7)	482.1
Equity and income of JVs and associated	(2,349)	(5,307)	(55.7)	(77.2)
Foreign currency exchange differences	(2,766)	6,355	(143.5)	(316.9)
Results as per adjustment units	798	(1,586)	150.3	117.7
Other gains/(losses)	698	5,449	(87.2)	(73.3)
Non-operating result	(10,912)	(6,424)	69.9	(10.5)
Income/(loss) before taxes	123,507	48,557	154.4	39.7
Income taxes	(31,505)	(16,280)	93.5	110.8
Net income for the period	92,002	32,277	185.0	25.2

Net income attributable to:
The equity holders of the parent	83,352	28,978	187.6	25.2
Non-controlling interest	(8,650)	(3,299)	162.2	24.7

EBITDA	188,123	110,384	70.4	23.5
EBITDA margin %	18.1	13.3	479 bps	27 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	225.6	78.4	187.6	25.2
Earnings per ADR (CLP)	451.2	156.8	187.6	25.2

Depreciation	53,704	55,402	(3.1)	3.9
Capital Expenditures	70,851	67,302	5.3	14.5

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2021)
	1. Chile Operating segment				2. International Business Operating segment				3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19			21/20	21/19
Volumes	4,752	3,390	40.2	21.3	1,629	1,433	13.7	0.0	413	385	7.4	14.3
Net sales	316,436	205,118	54.3	34.4	95,900	60,638	58.2	3.6	64,782	58,365	11.0	19.5
Net sales (CLP/HL)	66,585	60,500	10.1	10.8	58,866	42,329	39.1	3.5	156,739	151,621	3.4	4.6
Cost of sales	(159,663)	(110,531)	44.5	39.7	(53,395)	(40,816)	30.8	0.8	(40,240)	(35,314)	13.9	16.2
% of Net sales	50.5	53.9	(343) bps	191 bps	55.7	67.3	(1,163) bps	(150) bps	62.1	60.5	161 bps	(177) bps
Gross profit	156,773	94,587	65.7	29.4	42,505	19,822	114.4	7.2	24,542	23,051	6.5	25.4
% of Net sales	49.5	46.1	343 bps	(191) bps	44.3	32.7	1163 bps	150 bps	37.9	39.5	(161) bps	177 bps
MSD&A	(115,166)	(87,024)	32.3	25.5	(52,162)	(41,842)	24.7	1.8	(16,556)	(15,633)	5.9	15.6
% of Net sales	36.4	42.4	(603) bps	(259) bps	54.4	69.0	(1,461) bps	(91) bps	25.6	26.8	(123) bps	(88) bps
Other operating income/(expenses)	85	129	(34.4)	(59.6)	59	3,395	(98.3)	(98.8)	38	91	(57.8)	(70.8)
EBIT	41,692	7,693	441.9	41.0	(9,598)	(18,624)	(48.5)	41.1	8,024	7,508	6.9	49.2
EBIT margin	13.2	3.8	942 bps	62 bps	(10.0)	(30.7)	2,071 bps	(266) bps	12.4	12.9	(48) bps	246 bps
EBITDA	57,935	24,537	136.1	25.9	(2,223)	(11,831)	(81.2)	(460.5)	10,809	10,384	4.1	39.1
EBITDA margin	18.3	12.0	635 bps	(124) bps	(2.3)	(19.5)	1,719 bps	(298) bps	16.7	17.8	(111) bps	235 bps

	4. Other/eliminations				Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19
Volumes	(36)	(27)	33.1	98.4	6,759	5,181	30.5	14.8
Net sales	(7,123)	(5,745)	24.0	46.2	469,995	318,376	47.6	24.5
Net sales (CLP/HL)					69,539	61,454	13.2	8.5
Cost of sales	3,730	2,851	30.8	64.2	(249,567)	(183,809)	35.8	25.0
% of Net sales					53.1	57.7	(463) bps	20 bps
Gross profit	(3,392)	(2,894)	17.2	30.5	220,428	134,567	63.8	24.0
% of Net sales					46.9	42.3	463 bps	(20) bps
MSD&A	(2,091)	(1,174)	78.0	133.2	(185,974)	(145,673)	27.7	17.5
% of Net sales					39.6	45.8	(619) bps	(236) bps
Other operating income/(expenses)	34	34	1.1	(62.0)	216	3,649	(94.1)	(95.8)
EBIT	(5,449)	(4,035)	35.1	60.0	34,670	(7,457)	564.9	40.2
EBIT margin					7.4	(2.3)	972 bps	82 bps
EBITDA	(4,945)	(3,435)	43.9	95.1	61,576	19,654	213.3	18.7
EBITDA margin					13.1	6.2	693 bps	(65) bps

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2021)
	1. Chile Operating segment				2. International Business Operating segment				3. Wine Operating segment
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19			21/20	21/19
Volumes	11,001	9,388	17.2	17.7	4,091	3,774	8.4	2.0	766	687	11.5	16.8
Net sales	709,656	546,487	29.9	29.1	220,562	185,180	19.1	3.2	121,185	107,877	12.3	22.6
Net sales (CLP/HL)	64,506	58,214	10.8	9.7	53,915	49,070	9.9	1.2	158,204	156,998	0.8	4.9
Cost of sales	(345,734)	(273,758)	26.3	35.5	(116,618)	(109,292)	6.7	1.2	(74,022)	(63,085)	17.3	15.6
% of Net sales	48.7	50.1	(138) bps	230 bps	52.9	59.0	(615) bps	(104) bps	61.1	58.5	260 bps	(371) bps
Gross profit	363,922	272,729	33.4	23.6	103,943	75,888	37.0	5.5	47,163	44,792	5.3	35.5
% of Net sales	51.3	49.9	138 bps	(230) bps	47.1	41.0	615 bps	104 bps	38.9	41.5	(260) bps	371 bps
MSD&A	(235,654)	(208,607)	13.0	16.4	(107,105)	(99,335)	7.8	4.1	(31,948)	(30,847)	3.6	19.5
% of Net sales	33.2	38.2	(497) bps	(364) bps	48.6	53.6	(508) bps	44 bps	26.4	28.6	(223) bps	(69) bps
Other operating income/(expenses)	527	521	1.3	(21.9)	3,784	6,819	(44.5)	(56.5)	200	410	(51.3)	11.3
EBIT	128,795	64,642	99.2	39.0	623	(16,629)	103.7	85.7	15,415	14,355	7.4	86.9
EBIT margin	18.1	11.8	632 bps	129 bps	0.3	(9.0)	926 bps	(175) bps	12.7	13.3	(59) bps	438 bps
EBITDA	161,881	98,385	64.5	30.1	14,483	(1,914)	856.6	19.7	20,989	20,023	4.8	63.1
EBITDA margin	22.8	18.0	481 bps	16 bps	6.6	(1.0)	760 bps	(187) bps	17.3	18.6	(124) bps	431 bps

	4. Other/eliminations				Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19
Volumes	(58)	(37)	54.5	185.7	15,801	13,811	14.4	12.9
Net sales	(11,769)	(9,935)	18.5	47.3	1,039,634	829,609	25.3	21.7
Net sales (CLP/HL)					65,797	60,068	9.5	7.8
Cost of sales	6,536	4,887	33.7	91.8	(529,838)	(441,248)	20.1	22.9
% of Net sales					51.0	53.2	(222) bps	51 bps
Gross profit	(5,232)	(5,048)	3.7	14.2	509,796	388,361	31.3	20.5
% of Net sales					49.0	46.8	222 bps	(51) bps
MSD&A	(5,231)	(2,425)	115.7	832.5	(379,938)	(341,214)	11.3	14.2
% of Net sales					36.5	41.1	(458) bps	(240) bps
Other operating income/(expenses)	49	85	(42.5)	(90.6)	4,560	7,835	(41.8)	(54.7)
EBIT	(10,414)	(7,388)	41.0	125.2	134,419	54,981	144.5	33.6
EBIT margin					12.9	6.6	630 bps	115 bps
EBITDA	(9,229)	(6,111)	51.0	200.4	188,123	110,384	70.4	23.5
EBITDA margin					18.1	13.3	479 bps	27 bps

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31
	2021	2020
	(CLP million)
ASSETS
Cash and cash equivalents	374,995	396,389
Other current assets	575,628	563,617
Total current assets	950,623	960,006

PP&E (net)	1,125,851	1,082,516
Other non current assets	475,963	482,815
Total non current assets	1,601,814	1,565,330
Total assets	2,552,438	2,525,337

LIABILITIES
Short term financial debt	93,054	74,064
Other liabilities	470,275	447,460
Total current liabilities	563,329	521,524

Long term financial debt	395,157	440,077
Other liabilities	154,266	154,917
Total non current liabilities	549,423	594,994
Total Liabilities	1,112,752	1,116,518

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(175,762)	(187,924)
Retained earnings	939,443	921,805
Total equity attributable to equity holders of the parent	1,326,374	1,296,574
Non - controlling interest	113,311	112,244
Total equity	1,439,686	1,408,819
Total equity and liabilities	2,552,438	2,525,337

OTHER FINANCIAL INFORMATION

Total Financial Debt	488,211	514,141

Net Financial Debt	113,216	117,752

Liquidity ratio	1.69	1.84
Total Financial Debt / Capitalization	0.25	0.27
Net Financial Debt / EBITDA	0.30	0.40

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 4, 2021